SUZANO S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ/MF) No. 16.404.287/0001-55
Company Registry (NIRE) 29.3.0001633-1

MATERIAL FACT

São Paulo, June 5, 2025 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), in compliance with CVM Instruction 44 of August 23, 2021, and CVM Resolution 80 of March 29, 2022, as amended, in line with corporate governance best practices, hereby informs its shareholders and the market that Suzano International Holding B.V., a wholly-owned subsidiary of the Company which was formed in the Netherlands, entered into an Equity and Asset Purchase Agreement between, as purchaser, Suzano International Holding B.V., and, as seller, Kimberly-Clark Corporation (“K-C”), for the acquisition (“Transaction”) of a 51% equity interest in a new company incorporated in the Netherlands (“Target Company”), which will hold the assets related to the manufacturing, marketing, distribution, and/or sale of tissue products, such as toilet paper, paper towels, napkins, facial tissues, and other paper-based products (including the “family care” and “professional business” lines) in South America, Central America, Ireland, the United Kingdom, Europe, Africa, the Middle East, Asia, including Southeast Asia and Oceania (“Included Regions”), it being understood that certain countries within these regions are excluded from the scope of the Transaction. K-C will own the other 49% equity interest of the Target Company and retain its “family care” and “professional business” assets in North America and certain joint ventures held by K-C with third parties in other locations that are outside the scope of the Transaction. The transfer date of certain assets may vary depending on specific requirements and conditions applicable to each jurisdiction.

The main assets included in the Transaction comprise 22 tissue manufacturing facilities located across 14 countries, with a total annual production capacity of approximately 1.0 million tons and commercial operations in more than 70 countries.

As part of the Transaction, the regional brands currently used by K-C in the Included Regions will be transferred to the Target Company and certain global brands currently used by K-C will be licensed to the Target Company for use in the Included Regions on a royalty-free, long-term basis.

The Transaction also includes a call option for Suzano to acquire K-C’s 49% interest in the Target Company, exercisable from and after the third anniversary of the closing date, subject to the satisfaction of certain conditions. In certain circumstances, as an exception, the call option may be exercised by Suzano earlier than the third anniversary.

The purchase price of USD1.734 billion (one billion and seven hundred and thirty-four million Dollars), to be paid in cash at the closing of the Transaction, is subject to certain adjustments. The expectation is that the closing of the Transaction will occur in mid-2026, subject to the satisfaction of customary closing conditions, including regulatory approvals and the completion of K-C’s reorganization of the business in the Included Regions.

As a result of the Transaction, upon the closing, the parties will enter into a Joint Venture Agreement establishing certain rights and obligations related to the management, control, operations, shareholding, and other matters concerning the Target Company.

The Transaction is aligned with Suzano’s long-term strategy of value-accretive growth with financial discipline, focusing on scalable businesses where Suzano can leverage its competitive strengths. The venture established between Suzano and K-C through the Target Company brings together two global players that are leaders in their respective markets, with complementary capabilities that combine Suzano’s industrial expertise and operational management efficiency with Kimberly-Clark’s know-how in brand management, marketing and commercialization of both regional and global brands, as well as its extensive experience in managing operations across multiple regions worldwide. Both companies share strong organizational cultures rooted in innovation and sustainability, along with an aligned vision of accelerating the use of eucalyptus hardwood in paper products, in line with the fiber-to-fiber global market trend. This venture ensures operational, commercial and administrative continuity of all businesses within the scope of the Transaction.

Finally, through the disclosures in this Material Fact, Suzano reaffirms its commitment to keeping its shareholders and the market informed about the progress of the Transaction and other matters of interest.

São Paulo, June 5, 2025.
Marcos Moreno Chagas Assumpção
Vice-President of Finance and Investor Relations